Great Western Bancorp, Inc.™

NYSE: GWB

INVESTOR FACT SHEET

December 31, 2015



Great Western Bancorp, Inc. is the bank holding company for Great Western Bank, a full-service regional bank focused on relationship-based business and agribusiness banking.

Company Highlights

- $9.96 billion in total assets as of December 31, 2015
- Headquartered in Sioux Falls, South Dakota
- Top 20 Midwest bank holding company
- 7th largest U.S. farm lender
- 158 banking branches across seven states
- Big-bank capabilities, small-bank service

Financial Information

As of January 28, 2016

Exchange: NYSE: GWB

Closing Price: $25.05

52-week Range: $20.18 - $31.13

Shares Outstanding: 55.24 million

Market Capitalization: $1.38 billion

P/E (trailing): 12.3x

1Q FY16 Dividend: $0.14 per share

Credit Ratings: Kroll Senior Unsecured BBB+ (Holding Company), A- (Bank)

Analyst Coverage

Deutsche Bank, Dave Rochester

Bank of America/Merrill Lynch, Ebrahim Poonawala

J.P. Morgan, Preeti Dixit

RBC Capital, Jon Arfstrom

Keefe, Bruyette & Woods, Damon DelMonte

Sandler O'Neill, Tim O'Brien

Macquarie, Russell Gunther

Stephens, Erik Zwick

This report, which was prepared by Great Western Bancorp, Inc., contains statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are qualified in their entirety by the cautionary language set forth in Great Western Bancorp, Inc.'s filings with the Securities and Exchange Commission.

Key Investment Characteristics

- Sustained, strong net income growth
- Focused on business banking; emphasis on agribusiness sector
- Proven track record of strong, disciplined growth and a highly efficient operating model
- Robust risk management and strong credit quality
- Well-diversified loan portfolio
- Strong capital position
- Skilled management team with local market experience

Financial Highlights

- 1QFY16 net income of $30.5 million represents 1.23% annualized return on average assets
- Focused expense control drove superior efficiency ratio of 45.1% for 1QFY16

Demonstrated Earnings Growth


$63
$73
$96
$105
$109
$27
$30
51%
53%
51%
50%
48%
49%
45%
FY11
FY12
FY13
FY14
FY15
3 Months Ended 12/31/14
3 Months Ended 12/31/15
Net Income ($MM)
Efficiency Ratio

Capital


13.7%
13.8%
12.9%
12.1%
12.2%
7.8%
8.2%
8.2%
8.3%
8.3%
11.9%
12.4%
11.8%
10.9%
10.9%
FY12
FY13
FY14
FY15
1QFY16
Tier 1 Capital Ratio
Total Capital Ratio
TCE/TA

Total Loans ($MM)


+2.8% FYTD
$6,139
$6,363
$6,787
$7,325
$7,531
FY12
FY13
FY14
FY15
1QFY16

Deposits ($MM)


+3.7% FYTD
$6,885
$6,948
$7,052
$7,387
$7,663
0.68%
0.48%
0.36%
0.32%
0.30%
FY12
FY13
FY14
FY15
1QFY16
Deposits
Cost of Deposits

Ken Karels President & CEO Peter Chapman Executive VP & CFO Steve Ulenberg Executive VP & CRO Allen Shafer Executive VP – Support Services Doug Bass Regional President Bryan Kindopp Regional President Cheryl Olson Head of Marketing and Learning & Development Andy Pederson Head of People & Culture Donald Straka General Counsel Management Team Specialized Agribusiness Expertise • 26% of loan portfolio is Agribusiness lending • 7th largest U.S. farm lender with 80 years of experience Focus on Business Banking • 14% CAGR in loan portfolio from FY2009–FY2015 AGRIBUSINESS REAL ESTATE AGRIBUSINESS OPERATING COMMERCIAL & INDUSTRIAL CONSTRUCTION & DEVELOPMENT OWNER OCCUPIED CRE NON-OWNER OCCUPIED CRE MULTIFAMILY RESIDENTIAL REAL ESTATE RESIDENTIAL REAL ESTATE CONSUMER & OTHER Experienced Management Team with Local Market Experience • CEO has 38 years in-market experience • Management team has a combined total of 253 years of in-market and international banking experience • Anticipated acquisition of HF Financial Corp. and its bank, Home Federal Bank, was announced November 30, 2015 and is expected to close in the second calendar quarter of 2016. GreatWesternBank.com Contact Information GRAINS BEEF CATTLE DAIRY HOGS COTTON OTHER 35% 13% 2% 8% 26% 16% 13.9% 12.1% 12.3% 17.0% 21.0% 14.3% 4.5% 3.4% 1.5% Great Western Bancorp, Inc. ©2016, Great Western Bank Headquarters: Great Western Bank 100 N. Phillips Avenue Sioux Falls, SD 57104 As of December 31, 2015 As of December 31, 2015 Media: Ann Nachtigal, 605.988.9217 Ann.Nachtigal@GreatWesternBank.com Investors: David Hinderaker, 605.988.9253 David.Hinderaker@GreatWesternBank.com Missouri Colorado Washingto n Oregon Californ ia Nevad a Idaho Montana Wyoming New Mexico OklahomaTexas Utah Arkansas Louisiana Mississippi Alabam a Tennessee Kentucky Georgia Florida South Carolina North Carolin a Virginia West Virginia Indiana Ohio Michigan Pennsylvan ia New Yo rk MaineVermon t New Hampshir e Massachusetts Rhode Island Connecticut New Jersey Delaware Maryland North Dakota Minnesota Wisconsin Illinois South Dakota Nebraska KansasArizona Iowa Great Western Bank Footprint Great Western Bank Branches Home Federal Bank Branches